

May 17, 2013

Via E-Mail
Paul B. Shinn
General Counsel
Gigamon LLC
598 Gibraltar Drive
Milpitas, CA 95035

>   **Re: Gigamon LLC**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 1, 2013**
>   **File No. 333-182662**

Dear Mr. Shinn:

      We have reviewed your amended registration statement and response letters dated May 1, 2013 and May 9, 2013 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated April 17, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation expense, page 77

1.   We note your response to prior comment 20 of our letter dated August 9, 2012. Please tell us when the underwriters first communicated the assumptions used in their analysis to determine your IPO price range including the comparable companies and periods of projected financial information as described in your response to prior comment 21.

2.   We note your response to prior comment 21 of our letter dated August 9, 2012. In light of the preliminary price range and the previous valuations of your common stock, please provide us with the following additional information:

   - Considering the relatively short timeframe between your grants on March 1, 2013 and April 30, 2013 and the determination of your preliminary price range, please reconcile and explain the difference between the fair value of the underlying stock as of March 1, 2013 and the midpoint of your IPO price range in addition to the previously requested reconciliation related to the April 30, 2013 grant and provide us with your proposed disclosure for both reconciliations.

- We note that the preliminary price range was based upon revenue multiples that were applied to projections of your operating results for fiscal 2013 and fiscal 2014. However, the April 30, 2013 valuation used revenue multiples applied to the operating results for the last twelve months and to projections of your operating results for fiscal 2013. Please tell us what consideration you gave to re-evaluating your previous March and April 2013 valuations to reflect two years of projected operating results considering your recent growth. Additionally, provide us with the quantitative impact of your March 1, 2013 and April 30, 2013 option grants by using two years of projected operating results consistent with the methodology used by the underwriters.

- We further note that the set of comparable companies used in the April 30, 2013 valuation differed from the companies used to determine the preliminary price range. Please provide us with the set of comparable companies used to support your option grants on March 1, 2013 and April 30, 2013 and the set of comparable companies used by the underwriters in determining the preliminary price range. Additionally, provide your basis for any difference in these comparable companies including the use of companies with lower growth rates and multiples, as noted in your response, considering your recent growth as well as your consideration for re-evaluating your March and April 2013 valuations to reflect the use of the same set of comparable companies. Additionally, provide us with the quantitative impact of your March 1, 2013 and April 30, 2013 option grants had you used the same set of comparable companies as the underwriters.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati, P.C.